EXHIBIT 12.1

BOSTON PROPERTIES LIMITED PARTNERSHIP

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

Boston Properties Limited Partnership’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the three months ended March 31, 2011 and the five years ended December 31, 2010 were as follows:

	Three Months Ended March 31, 2011	Year Ended December 31,
		2010	2009	2008	2007	2006
	(dollars in thousands)
Earnings:
Add:
Income from continuing operations before income (loss) from unconsolidated joint ventures	$42,273	$159,042	$258,904	$287,426	$344,156	$294,806
Gains on sales of real estate	—	2,734	11,760	33,340	957,406	727,131
Amortization of interest capitalized	856	2,660	2,498	2,315	2,394	3,387
Distributions from unconsolidated joint ventures	4,663	10,733	6,676	5,988	7,157	8,206
Fixed charges (see below)	110,390	419,060	371,649	341,608	336,302	308,326
Subtract:
Interest capitalized	(11,239)	(40,981)	(48,816)	(46,286)	(33,322)	(6,105)

Total earnings	$146,943	$553,248	$602,671	$624,391	$1,614,093	$1,335,751

Fixed charges:
Interest expensed	$99,151	$378,079	$322,833	$295,322	$302,980	$302,221
Interest capitalized	11,239	40,981	48,816	46,286	33,322	6,105

Total fixed charges	$110,390	$419,060	$371,649	$341,608	$336,302	$308,326

Preferred distributions	823	3,343	3,594	4,226	10,429	22,814

Total combined fixed charges and preferred distributions	$111,213	$422,403	$375,243	$345,834	$346,731	$331,140

Ratio of earnings to fixed charges	1.33	1.32	1.62	1.83	4.80	4.33

Ratio of earnings to combined fixed charges and preferred distributions	1.32	1.31	1.61	1.81	4.66	4.03